File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

(Filed April 13, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 13, 2010

Release

Court issues decision on derivatives lawsuits in New York

San Pedro Garza Garcia, Nuevo Leon, Mexico, April 13, 2010 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA) announced today that the Hon. Richard B. Lowe, III of the Supreme Court of the State of New York has issued a ruling regarding the request for summary judgment made by Vitro's counterparties in financial derivatives transactions.

Justice Lowe granted Vitro's counterparties' motions as to liability only and denied them as to the amounts sought by said counterparties, finding that the financial institutions had not provided sufficient and reasonable detail to verify the methods and accuracy of their calculations. The Court then referred the issue of damages to a Special Referee for further proceedings and recommendation to the Court, and held the motions for summary judgment in abeyance pending receipt of the report of the recommendations of the Special Referee. The Court's order requires the plaintiffs to serve a copy of the order and notice of entry, together with a completed information sheet, upon the Special Referee Clerk no later than May 10, 2010, after which proceedings will commence before the Special Referee. Following the conclusion of the proceedings before the Special Referee, the schedule for which has not yet been established, the Company anticipates that the Court will consider the report and recommendation of the Special Referee, along with any comments that the parties may have, and enter a final judgment. The Company will then have the right, as may be appropriate, to appeal such judgment.

The Company is analyzing the Court's decision, as well as its appellate rights, and preparing for the upcoming proceedings before the Special Referee. It should be noted that as Vitro S.A.B. de C.V. and the majority of the Vitro defendants involved in the lawsuits are Mexican legal entities with the vast majority of their assets in Mexico, any decision by a United States court will have to be enforced in Mexico and therefore validated by a Mexican court.

Vitro will continue to focus its efforts on reaching a consensual restructuring agreement with its creditors based on the Company's debt capacity.

Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro's website can be accessed at://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 13, 2010